Tiziana Life Sciences plc
3rd Floor, 11-12 St James’s Square
London SW1Y 4LB
United Kingdom

November 7, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rolf Sundwall

Mark Brunhofer

Christine Westbrook

Suzanne Hayes

Re:	Tiziana Life Sciences plc

Acceleration Request for Registration Statement on Form F-1

File No. 333-226368

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tiziana Life Sciences plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Thursday, November 7, 2018, at 4:00 p.m., Eastern Standard Time, or as soon thereafter as practicable, unless we or our outside counsel, Cooley (UK) LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Cooley (UK) LLP, by calling Edward Lukins at +44 (0) 20 7556 4261 or Edward Dyson at +44(0) 20 7556 4230.

If you have any questions regarding this request, please contact our counsel, Cooley (UK) LLP, by calling Edward Lukins at +44 (0) 20 7556 4261 or Edward Dyson at +44(0) 20 7556 4230. Thank you for your assistance with this matter.

Sincerely,

TIZIANA LIFE SCIENCES PLC

/s/ Kunwar Shailubhai
Kunwar Shailubhai
Chief Executive Officer